Exhibit 11.1

VERAMARK TECHNOLOGIES, INC.
Calculation of Earnings per Share

	Year Ended December 31,
	2004	2003	2002
Basic

Net Income (Loss)	$(113,560)	$294,934	$(2,008,443)

Weighted average common shares outstanding	8,606,759	8,448,797	8,343,155

Income (Loss) per common share	$(0.01)	$0.03	$(0.24)

Diluted

Net Income (Loss)	$(113,560)	$294,934	$(2,008,443)

Weighted average common shares outstanding	8,606,759	8,448,797	8,343,155

Additional dilutive effect of stock options & warrants after application of treasury stock method	—	612,337	—

Weighted average dilutive shares outstanding	8,606,759	9,061,134	8,343,155

Income (Loss) per common share assuming full dilution	$(0.01)	$0.03	$(0.24)

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